Exhibit.99.1

AIR, the Global Leader in Flavored Shisha Molasses, Completes Business Combination and will Begin Trading on Nasdaq Stock Market

AIR ordinary shares to trade on Nasdaq on May 18, 2026, under the symbol “AIIR”

DUBAI, United Arab Emirates – May 15, 2026 – AIR Limited (“AIR” or the “Company”), the global leader in flavored shisha molasses and pioneer in advanced inhalation technologies, today announced the closing of its previously announced business combination with Cantor Equity Partners III (“CAEP”), which was approved by CAEP shareholders at an extraordinary general meeting on May 12, 2026.

In connection with the closing of the business combination, the AIR group will be publicly traded under the listing entity, AIR Global PLC, with its ordinary shares set to begin trading on Nasdaq under the ticker symbol “AIIR” on May 18, 2026.

“As the global leader in flavored shisha molasses, or hookah, and a Nasdaq listed company, AIR transcends the category’s millennium-long heritage as social inhalation both grows in popularity and becomes a dominant lifestyle trend worldwide,” said Stuart Brazier, CEO of AIR. “With best-in-class flavors and products, coupled with technology-first and science-backed devices and a robust business with a strong capital foundation and global manufacturing capabilities, we have created the world’s only pure-play platform for hookah.”

Board of Directors

The Company further announced that, upon closing, AIR Global PLC’s Board of Directors will include Stuart Brazier (CEO of AIR), Faisal Bari (former Group CFO of Americana), Ian Fearon (formerly Principal Scientist and International Regulatory Affairs Manager at British American Tobacco), Andrew Gundlach (President and CEO of Bleichroeder LP, a registered investment adviser), Husam Manna (board member of the Bank of Jordan), Reinhard Mieck (former Chairman and CEO of AIR), Manuel Stotz (Founder and CEO of Kingsway Capital) and Tamir Saeed (Managing Partner of Kingsway Capital). The Company may announce one additional board member at a later date.

Background Information on AIR’s Business Combination

On November 7, 2025, AIR and CAEP announced that they entered into a definitive business combination agreement (the “Business Combination”) that, at closing, resulted in the combined company AIR Global PLC (“AIR Global”) to become publicly listed on the Nasdaq in the United States under the ticker symbol “AIIR.”

Additional information about the Business Combination, including a copy of the Business Combination Agreement, are available in a Current Report on Form 8-K filed by CAEP with the SEC on November 7, 2025 and the definitive proxy statement filed by CAEP and the Registration Statement filed by the Company and AIR Holdings Limited with the SEC, each dated April 22, 2026 and all available at www.sec.gov.

About AIR

Launched in 1999 and headquartered in Dubai, AIR is a global innovation leader in social inhalation, with a multinational presence in over 90 markets worldwide. Its portfolio of companies and assets includes Al Fakher, the world’s leading flavored shisha molasses brand; Hookah.com, North America’s number one B2B e-commerce platform for hookah and shisha by market share; and OOKA, a highly innovative charcoal-free shisha device, among others. AIR’s science program, conducted in partnership with independent accredited laboratories, enables the development of innovative products that combine centuries of tradition with cutting-edge technology designed to reduce harmful compounds and maximize enjoyment for millions around the world.

For more information, please visit https://air.global/

About Cantor Equity Partners III, Inc.

Cantor Equity Partners III, Inc. was a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, the leading global financial services and real estate services holding group.

For more information on Cantor Fitzgerald, please visit www.cantorfitzgerald.com. Follow us on LinkedIn or X for the latest company news.

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, AIR Global’s proposed Nasdaq listing; the ability to meet applicable listing standards; AIR’s growth strategy, market expansion plans, product innovation pipeline and commercialization efforts (including with respect to OOKA and other new technologies); partnerships and go-to-market initiatives; and market size, share and adoption trends. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause AIR Global’s or AIR’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the ability to meet the Nasdaq Stock Market listing standards upon admission of AIR Global for trading on the Nasdaq Stock Market; the ability to develop, construct, staff and operate the new facility on the expected timeline or at all; delays, cost overruns or operational disruptions; changes in global geopolitical, macroeconomic, supply chain or other conditions; changes in customer demand, competitive conditions or the markets in which AIR Global operates; the ability of AIR Global to grow, retain its management and key employees, commercialize new products and execute its business strategy; changes in applicable laws or regulations; and other risks and uncertainties set forth in the F-4. Forward-looking statements are inherently subject to risks and uncertainties, many of which AIR, CAEP and AIR Global cannot predict with accuracy and some of which neither AIR, CAEP nor AIR Global might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. Readers are cautioned not to put undue reliance on forward-looking statements, and AIR, CAEP and AIR Global do not assume any obligation to and do not intend to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws. The inclusion of any statement in this communication does not constitute an admission by CAEP, AIR or AIR Global or any other person that the events or circumstances described in such statement are material.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement filed by CAEP and the final prospectus filed by AIR Global, each dated April 22, 2026, the final prospectus of CAEP dated as of June 25, 2025 and filed by CAEP with the SEC on June 26, 2025, CAEP’s Quarterly Reports on Form 10-Q, CAEP’s Annual Report on Form 10-K, and other documents filed by CAEP and AIR Global from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CAEP, AIR and AIR Global do not presently know or that CAEP, AIR and AIR Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Contacts

AIR Investor and Media Relations:

ICR for AIR

AIRglobal@icrinc.com

Cantor Fitzgerald Media Relations

Danielle.Popper@cantor.com